

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Robert Rosenkranz
Chairman and CEO
Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P. O. Box 8985
Wilmington, Delaware 19899

> **Re:** **Delphi Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **File No. 1-11462**

Dear Mr. Rosenkranz:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Branch Chief